

April 4, 2022

Anastasia Shishova
Chief Executive Officer
GRAYSTONE COMPANY, INC.
401 E. Las Olas Blvd #130-321
Fort Lauderdale, FL 33301

> **Re: GRAYSTONE COMPANY, INC.**
> **Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed March 28, 2022**
> **File No. 024-11421**

Dear Ms. Shishova:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services